Exhibit (a)(5)(AA)

2825 Airview Boulevard

Kalamazoo, MI 49002

Date:     November 11, 2020

Stryker completes acquisition of Wright Medical

Kalamazoo, Michigan – November 11, 2020 – Stryker (NYSE: SYK) announced today that it has completed the previously announced acquisition of Wright Medical Group N.V. (NASDAQ: WMGI), a global medical device company focused on extremities and biologics.

“This acquisition enhances our global market position in trauma and extremities, providing significant opportunities to advance innovation and reach more patients,” said Kevin Lobo, Chairman and Chief Executive Officer, Stryker. “We welcome the Wright Medical team to Stryker and look forward to growing the combined business by delivering solutions that improve patient outcomes.”

Wright Medical brings a highly complementary product portfolio and customer base to Stryker’s trauma and extremities business. The company is a recognized leader in the upper extremities (shoulder, elbow, wrist and hand), lower extremities (foot and ankle) and biologics market segments, which are among the fastest growing segments in orthopaedics. Wright Medical also has advanced preoperative planning technology and sufficient scale to enable the combined business to have a more focused business unit approach.

As previously mentioned, Stryker is not providing guidance on fourth-quarter earnings given the uncertainties related to the COVID-19 pandemic. The company’s intention is to provide 2021 guidance, including the impact of Wright Medical, along with the planned earnings release in January 2021.

Completion of Tender Offer and Mergers

As previously announced, the cash tender offer for all outstanding ordinary shares of Wright Medical for $30.75 per share, without interest and less applicable withholding taxes, by Stryker B.V., an indirect, wholly owned subsidiary of Stryker, expired at 5:00 p.m., Eastern Time, on November 10, 2020. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Stryker B.V. that 124,901,861 Wright Medical ordinary shares, representing approximately 96% of the outstanding Wright Medical ordinary shares, were validly tendered pursuant to the tender offer and not properly withdrawn prior to the expiration time. All of the conditions to the tender offer have been satisfied, and on November 11, 2020, Stryker B.V. accepted for payment, and will promptly pay for, all shares validly tendered pursuant to the tender offer and not properly withdrawn.

Following completion of the tender offer, Stryker completed the acquisition of Wright Medical on November 11, 2020 through a series a mergers implemented pursuant to the agreement and plan of merger, dated as of November 10, 2020, by and among Stryker, Stryker B.V., Wright Medical, Wright Luxembourg S.A., a Luxembourg société anonyme that is a direct wholly owned subsidiary of Wright Medical, Wright Medical Ltd., a Bermuda exempted company and a wholly owned subsidiary of Wright Luxembourg and Stryker Unite, Ltd., a Bermuda exempted company and a wholly owned subsidiary of Stryker B.V. In connection with the mergers, each ordinary share of Wright Medical not validly tendered pursuant to the tender offer (other than shares owned by Wright Medical as treasury shares or owned by Stryker, Stryker B.V. or any other direct or indirect wholly owned subsidiary of Stryker immediately prior to the mergers) has been converted automatically into the right to receive the merger consideration provided in the merger agreement in cash, without interest and less applicable withholding taxes. Pursuant to the merger agreement, $1.85 per share has been deducted and withheld from the $30.75 per share of merger consideration in connection with Dutch dividend withholding tax described in the tender offer statement on Schedule TO filed by Stryker B.V. with the U.S. Securities and Exchange Commission on December 13, 2019, as amended. Information regarding the treatment of the amount so withheld is described in the Schedule TO. Upon completion of the mergers, Wright Medical became a wholly owned subsidiary of Stryker. Shares of Wright Medical ceased trading prior to the open of the market on November 11, 2020 and will be delisted from the Nasdaq Global Select Market.

About Stryker

Stryker is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in Orthopaedics, Medical and Surgical, and Neurotechnology and Spine that help improve patient and hospital outcomes. More information is available at www.stryker.com.

Forward-looking statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Such factors include, but are not limited to: the impact of the COVID-19 pandemic and related policies and actions by governments or third parties; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Wright Medical Group N.V. (“Wright”); the effects of the Wright transaction on the parties’ relationships with employees, customers, other business partners or governmental entities; weakening of economic conditions that could adversely affect the level of demand for our products; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect U.S. Food and Drug Administration approval of new products, including Wright products; potential supply disruptions; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; the impact of the federal legislation to reform the United States healthcare system; costs to comply with medical device regulations; changes in financial markets; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Wright; and our ability to realize anticipated cost savings. Additional information concerning these and other factors is contained in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements.

Contacts

For investor inquiries please contact:

Preston Wells, Vice President, Investor Relations at 269-385-2600 or preston.wells@stryker.com

For media inquiries please contact:

Yin Becker, Vice President, Communications, Public Affairs and Corporate Marketing at 269-385-2600 or yin.becker@stryker.com